Exhibit 99.1

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 29 May 2003 that on 28 May 2003 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 5,394 Ordinary Shares at a price of £0.98 per share.

Following the disposal, 54,654,541 Ordinary Shares are currently held under the Trust. Francesco Caio, Rob Rowley, Robert Lerwill, Adrian Chamberlain, Kevin Loosemore and David Prince (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.